Mail Stop 3561

January 23, 2006

Jehu Hand, President
Maritime Partners, Ltd.
24351 Pasto Road, Suite B
Dana Point, CA 92629

      Re: **Maritime Partners, Ltd.**
              Form 10-KSB for Fiscal Year Ended June 30, 2005
              Filed November 4, 2005
              File No. 0-30597

Dear Mr. Hand:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended June 30, 2005

1.   In the first line of your 302 certification, you state you have reviewed "this annual report on Form 10-QSB of Maritime Ventures, Inc". In subsequent paragraphs of the certification, you refer to a "quarterly" report. Please revise to refer to the Form 10-KSB and the annual report. Also, please tell us why you refer to Maritime Ventures Inc. and not to Maritime Partners Ltd., or revise the certification.

2.   The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is

required. Please revise your certification accordingly and delete disclosures that are not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file the applicable amended Forms and a supplemental letter in response to these comments on EDGAR on or before February 13, 2006. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or Terence O'Brien at (202) 551-3355 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies